FEDERAL INSURANCE COMPANY
Endorsement No: 5
Bond Number: 82210515

NAME OF ASSURED: ASHMORE FUNDS BUSINESS TRUST

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Ashmore Emerging Markets Income Fund

This Endorsement applies to loss discovered after 12:01 a.m. on July 26, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 19, 2013

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 1

FEDERAL INSURANCE COMPANY
Endorsement No.: 6
Bond Number: 82210515

NAME OF ASSURED: ASHMORE FUNDS BUSINESS TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 5 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on July 26, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 2, 2013

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

WELLS FARGO INSURANCE SERVICES USA, INC.

ATTN: Amber Couch

3475 PIEDMONT ROAD #800

ATLANTA, GA 30305

INSURED: ASHMORE FUNDS BUSINESS TRUST
PRODUCT: DFIBond
POLICY NO: 82210515
TRANSACTION: ENDT

FEDERAL INSURANCE COMPANY
Endorsement No: 7
Bond Number: 82210515

NAME OF ASSURED: ASHMORE FUNDS BUSINESS TRUST

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Ashmore Emerging Markets Frontier Equity Fund

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 15, 2013

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 1

ASHMORE FUNDS

MEETING OF THE BOARD OF TRUSTEES

September 16, 2013 Board Resolutions

(I) denotes that Independent Trustees vote separately

Renewal of Fidelity Bond Policy

RESOLVED (I), that, after considering all relevant factors, including the Trust’s anticipated aggregate assets to which persons covered by the bond have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities expected to be held, the form and amount of the joint fidelity bond issued by Chubb Group/Federal Insurance for the term May 1, 2013 to April 30, 2014 (the “Joint Fidelity Bond”), covering larceny and embezzlement and certain other acts, with an aggregate limit of liability of $1,750,000 for an aggregate premium of $7,965, be, and they hereby are, approved for the New Fund, and that any officer of the Trust be, and they hereby severally are, authorized to cause the Fund to join the Joint Fidelity Bond, the New Fund’s share of the premium to be no greater than a pro rata amount based on the gross assets of the named insureds; and

FURTHER RESOLVED (I), that, pursuant to Rule 17g-1 under the 1940 Act, as amended, the President, the Treasurer, the Secretary and any Assistant Secretary of the Trust are each hereby designated as an agent for the Trust to make the filings and to give the notices required by subparagraph (g) of such Rule 17g-1 on behalf of the New Fund; and

FURTHER RESOLVED (I), that the form and terms of the Agreement Among Joint Insureds by the Trust on behalf of the New Fund and each other series of the Trust (the “Joint Insured Agreement”) be and they hereby are, approved in respect of the New Fund; and that any officer of the Trust be, and they hereby severally are, authorized, in the name and on behalf of the Trust, to execute and deliver such Joint Insured Agreement, in substantially the form presented to this meeting, with such changes as the officer or officers so acting may deem necessary or desirable, together with such other documents or instruments as he or she may deem necessary or advisable to effect the purposes of this resolution, the execution and delivery thereof to be conclusive evidence that the same has been approved by the Trustees.

Ashmore Funds

Fidelity Bond Premium Allocation Schedule

Bond No. 82210515 issued by Chubb Group of Insurance Companies

Limitation of Liability		$1,750,000

Premium Allocable to Each Insured:	Ashmore Emerging Markets Corporate Debt Fund	$470.16

	Ashmore Emerging Markets Currency Fund	$535.28

	Ashmore Emerging Markets Local Currency Bond Fund	$897.24

	Ashmore Emerging Markets Sovereign Debt Fund	$406.01

	Ashmore Emerging Markets Total Return Fund	$5,296.27

	Ashmore Emerging Markets Equity Fund	$91.93

	Ashmore Emerging Markets Small-Cap Equity Fund	$268.12

Aggregate Premium:		$7,965

Additional Premium:	Ashmore Emerging Markets Frontier Equity Fund	$227

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT is made as of November 24, 2010 by and between Ashmore Funds (the “Trust”), on behalf of the Trust and each of its series of shares (each, a “Fund”).

WHEREAS, the Trust and the Funds are named as insureds under a joint Investment Company Asset Protection Bond (the “Bond”) issued by Federal Insurance Company (the “Insurer”);

WHEREAS, the Trust desires to establish (i) the basis on which additional investment companies for which Ashmore Investment Management Limited (the “Manager”) (together with any other advisory firm that is an affiliate of the Manager, an “Affiliated Manager”) may hereafter act as investment adviser may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1. If the Insurer is willing without additional premium to add, as an insured under the Bond, any investment company not listed at the head of this agreement for which an Affiliated Manager hereafter is investment adviser, which may be included in the Bond pursuant to Rule 17g-l(b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act”), the Trust and each Fund agree (a) that such addition may be made, provided that the Trustees of the Trust who are not “interested persons” of such Trust shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms “Trust,” “Fund,” or “party,” provided that in each case such investment company shall have executed and delivered to the Trust its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2. In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3. A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of the Trust or any Fund individually but are binding only upon the respective assets and property of the Trust and each Fund.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

On behalf of:

ASHMORE FUNDS, on behalf of its series

By:	/s/ Michael Perman
Name:	Michael Perman
Title:	Secretary

The Northern Trust Company

50 South LaSalle Street

Chicago, IL 60603

(312) 630-6000

December 6, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ashmore Funds

1940 Act Registration No. 811-22468

1933 Act Registration No. 333-169226

Ladies and Gentlemen:

On behalf of Ashmore Funds (the “Trust”), we are transmitting for electronic filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act”):

(1)	A copy of Endorsements No. 5, 6 and 7 to the Trust’s fidelity bond issued by Chubb Group of Insurance Companies through Federal Insurance Company (the “Bond”) covering the period from May 1, 2013 until April 30, 2014;

(2)	A copy of the resolutions adopted at a meeting of the Trust’s Board of Trustees held on September 16, 2013, at which a majority of the Trustees who are not “interested persons” of the Trust, as defined under Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Bond for the Ashmore Emerging Markets Frontier Equity Fund, as series of the Trust (the “New Fund”); and

(3)	A copy of the Agreement Among Joint Insureds dated November 24, 2010 between the Trust and each of its series.

This amendment is being filed pursuant to Rule 17g-1(g) under the 1940 Act with regards to the Bond previously filed on May 24, 2013 in order to add Endorsement No. 7 (Name of Assured Endorsement), including the New Fund as an insured under the Bond. This amendment also incorporates Endorsement No. 5 (Name of Assured Endorsement), adding the Ashmore Emerging Markets Income Fund, a closed-end registered investment company (the “Closed-End Fund”) as an insured under the Bond; and Endorsement No. 6 (Name of Assured Endorsement), removing the Closed-End Fund as an insured under the Bond.

The New Fund is named as an insured under a joint insured bond; otherwise the New Fund would have been required by
Rule 17g-1(d) to provide and maintain a single insured bond in the amount of at least $200,000.

The premium on the Bond has been pre-paid for a term beginning on May 1, 2013 and ending on April 30, 2014.

Sincerely,

Ashmore Funds

/s/ Owen T. Meacham
Owen T. Meacham
Assistant Secretary of the Trust

Enclosures